FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated May 28, 2012

Item 1

TRANSLATION

Note I/YPF No. 38/2012

Buenos Aires, May 28, 2012
To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)
Re: Filing extension for interim financial
statements as of March 31, 2012

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Regulations of the Buenos Aires Stock Exchange.

We hereby inform you that, the Board of Directors of the National Securities Commission, at its meeting held on May 23, 2012, pursuant to YPF S.A.’s (the “Company”) request, resolved to provide an extension of sixty (60) consecutive days following the appointment of its new Board of Directors –which shall take place in the next Shareholders’ Meeting on June 4, 2012- for the filing of the Company’s interim financial statements as of March 31, 2012.

Yours faithfully,

Architect Julio M. DE VIDO
Intervenor YPF, Decree No. 530/12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 28, 2012	By:	/s/ Julio M. DE VIDO
	Name:	Julio M. DE VIDO
	Title:	Intervenor